
ENDURANCE EXPLORATIONS GROUP, INC.,
a Nevada corporation
ENDURANCE EXPLORATIONS GROUP, LLC,
a Florida limited liability company
(100% owned by Endurance Exploration Group, Inc.)
DEEP OCEAN RESEARCH,
a Panamanian company
(100% owned by Endurance Explorations Group, LLC)